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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                           (Amendment No.  7   )*

                              DUKE POWER COMPANY
                 -------------------------------------------
                               (Name of Issuer)

                       Common Stock, without par value
                 -------------------------------------------
                        (Title of Class of Securities)

                                 264399 10 6
                          -------------------------
                                (CUSIP Number)


         Check the following box if a fee is being paid with this statement
         / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Duke Endowment
                      I.R.S. Employer Identification No. 56 0529965

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a) /  /
                                                                                      (b) /  /

    3      SEC USE ONLY




    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   The Duke Endowment is an inter vivos common law trust created for charitable purposes in New Jersey.

                      5     SOLE VOTING POWER

                                      9,404,721 shares
     NUMBER OF
      SHARES
   BENEFICIALLY       6     SHARED VOTING POWER
     OWNED BY
       EACH                           Not applicable
     REPORTING
      PERSON          7     SOLE DISPOSITIVE POWER
       WITH
                                      9,404,721 shares

                      8     SHARED DISPOSITIVE POWER

                                      Not applicable


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      9,404,721 shares

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                      Not applicable


    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                       4.7%


    12     TYPE OF REPORTING PERSON*

                                    Endowment fund
                                         EP

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!






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Item 1 (a).     Name of Issuer:

                    Duke Power Company

Item 1 (b).     Address of Issuer's Principal
                Executive Offices:

                    422 South Church Street
                    Charlotte, North Carolina 28242

Item 2 (a).     Name of Person Filing:

                    The Duke Endowment

Item 2 (b).     Address of Principal Business
                Office:

                    100 North Tryon Street, Suite 3500
                    Charlotte, North Carolina 28202

Item 2 (c).     Citizenship:

                    The Duke Endowment is an inter vivos common law trust
                created for charitable purposes in New Jersey.

Item 2 (d).     Title of Class of Securities:

                    Common Stock, without par value

Item 2 (e).     CUSIP Number:

                    264399 10 6






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
Item 3.                 The Person Filing Is An:

                        (f)     Endowment Fund.

Item 4.                 Ownership:

                        (a) Amount Beneficially Owned:

                                  9,404,721 shares

                        (b) Percent of Class:

                                    4.7%

                        (c) Number of shares as to which such person has:

                            (i)   sole power to vote or to direct the vote:

                                         9,404,721 shares

                           (ii)   shared power to vote or to direct the vote:

                                         Not applicable

                          (iii)   sole power to dispose or to direct the disposition of:

                                         9,404,721 shares

                           (iv)   shared power to dispose or to direct the disposition of:

                                         Not applicable


Item 5.                 Ownership of Five Percent or Less of a Class.

                        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]



Item 6.                 Ownership of More than Five Percent on Behalf of
                        Another Person.

                             Not applicable




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Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on By the Parent Holding Company.

                    Not applicable

Item 8.     Identification and Classification of Members of the Group.

                    Not applicable

Item 9.     Notice of Dissolution of Group.

                    Not applicable

Item 10.    Certification.

                          By signing below, I certify that, to the best
            of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



Signature.

                        After reasonable inquiry and to the best of my
                  knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           Date     January 28, 1997
                                                    -----------------

                                           Signature /s/ Janice C. Walker
                                                     -----------------------

                                           Name/Title  Janice C. Walker
                                                       Treasurer